July 17, 2024

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
666 Third Avenue, 9th Floor
New York, New York 10017

       Re: VanEck Solana Trust
           Registration Statement on Form S-1
           Filed June 27, 2024
           File No. 333-280517
Dear Jan F. van Eck:

       We have reviewed your registration statement and have the following comment.

Registration Statement on Form S-1
General

1. You state that the investment objective of the Trust is to reflect the performance of the price of Solana and that you will meet the objective by holding Solana. The Commission has stated that Solana meets the definition of a security under the federal securities laws.
       In that regard, we refer you to the complaints filed by the Commission against Binance
       Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and
       Changpeng Zhao, Coinbase, Inc. and Coinbase Global, Inc., and Payward, Inc. and
       Payward Ventures, Inc. Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.
 July 17, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Clifford R. Cone